SEC Mail Processing Section

FEB 23 2010

Washington, DC 110

10025622

[UNITED STAT]ES
[SECURITIES AND EXCHAN]GE COMMISSION
[Washington, D.C.] 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 66519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road
(No. and Street)

Winston-Salem (City) NC (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Bullard - 336-722-2810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

212 West Center Street (Address) Lexington (City) NC (State) 27292 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/26

3/2

OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY S HUNT
Official Seal
Notary Public - North Carolina
Forsyth County
My Comm. Expires Apr. 19, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ORR GROUP, LLC
Table of Contents

Rives & Associates, LLP
Certified Public Accountants

Independent Auditors' Report

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have audited the accompanying statement of financial condition of The Orr Group, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rives & Associates, LLP

January 24, 2010

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

THE ORR GROUP, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Current assets:		
Cash	$	117,631
Accounts receivable		7,500
Reimbursable expenses		602
Prepaid expenses		17,349
Total current assets		143,082
Property and equipment:		
Computer and software		29,439
Office furniture and equipment		3,742
		33,181
Less: accumulated depreciation		15,047
Total property and equipment		18,134
Total assets	$	161,216

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable	$	2,706
Payroll liabilities		168
SIPC payable		339
Total current liabilities		3,213
Members' equity		158,003
Total liabilities and members' equity	$	161,216

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Statement of Income
Year ended December 31, 2009

Revenues:		
Fees and commissions	$	433,875
Interest		104
Other		45
		434,024
Expenses:		
Employee compensation		106,404
Consulting fees		11,806
Travel		19,718
Dues and subscription		70,043
Professional fees		54,822
Legal representation		7,881
Office rent		50,362
Insurance		81,711
Payroll taxes		17,246
Simple plan matching contribution		2,507
Telephone		10,035
Office supplies		10,768
Meals and entertainment		6,023
Advertising and marketing		50
Repairs and maintenance		4,526
Printing and reproduction		62
Postage and delivery		3,606
Workers' compensation insurance		3,339
Depreciation		7,288
Interest		41
Property tax		240
Contributions		2,350
Gifts		247
Miscellaneous		76
		471,151
Net loss	$	(37,127)

See independent auditor's report and notes to financial statements

THE ORR GROUP, LLC
Statement of Changes in Members' Equity
Year ended December 31, 2009

Balance, December 31, 2008	$	105,130
Capital contributions		90,000
Distributions paid		-
Net loss		(37,127)
Balance, December 31, 2009	$	158,003

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
Year ended December 31, 2009

Balance, December 31, 2008	$ -
Increases (decreases), 2009	-
Balance, December 31, 2009	$ -

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(37,127)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		7,288
Changes in operating accounts:		
Accounts receivable		17,828
Reimbursable expenses		(522)
Prepaid expenses		(1,480)
Other current liabilities		3,213
Net cash used by operating activities:		(10,800)
Cash flows from investing activities:		
Purchase of property and equipment		(914)
Net cash used by investing activities:		(914)
Cash flows from financing activities:		
Capital contributions		90,000
Distributions paid		-
Net cash provided by financing activities:		90,000
Net increase in cash		78,286
Cash at beginning of year		39,345
Cash at end of year	$	117,631
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$	41

See independent auditors' report and notes to financial statements

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Operations
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in North Carolina and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the southeastern United States.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $117,631 which was $112,631 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 36 at December 31, 2009.

Accounting Method
The financial statements were prepared on the accrual basis of accounting.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method to account for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made based upon specific account balances that are considered uncollectible. Management considers accounts receivable to be collectible therefore no allowance for doubtful accounts has been made. Accounts receivable amounted to $7,500 for the year ended.

Property, Equipment and Depreciation
Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments will be capitalized. Depreciation expense is completed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

Computer and software	3 - 5 years
Office furniture and equipment	7 years

Depreciation expense for December 31, 2009 totaled $7,288.

Advertising and Marketing Cost
The Company expenses the cost of advertising and marketing as they are incurred. Advertising expense was $50 for the year ended December 31, 2009.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Limited Liability Company

The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2009 there were no Class B interests.

NOTE 2 – INCOME TAX STATUS

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal income tax returns of the members. The financial statements do not reflect a provision for income taxes.

NOTE 3 – COMMITMENTS

The Company has a lease commitment under a non-cancelable operating lease for its office space expiring November 30, 2011. The following is a schedule by years of the future minimum payments under this operating lease as of December 31, 2009.

2010	$ 51,457
2011	52,807
Total	$ 104,264

Rent expense for the year ended December 31, 2009 was $50,362.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Winston-Salem, North Carolina. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor. During the year the Company's bank balances exceeded the federally insured limit.

NOTE 5 - SIMPLE RETIREMENT PLAN

The Company implemented a Simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3% of the employee salary deferred contributions and 3% of self-employed earnings for the members/owners.

For the year ended December 31, 2009, the Company's matching contributions were $2,507.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid a related entity approximately $35,800 during 2009 for referral fees.

The Company loaned a member $150,000 in October of 2009. The loan was paid back in two installments without interest in December 2009.

NOTE 7 – ACCOUNTING DEVELOPMENTS

In July 2006, the Financial Accounting Standards Board, (FASB), issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109* (FIN 48), subsequently titled under the FASB Accounting Standards Codification (ASC) as ASC 740. ASC 740 clarifies the accounting uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company has adopted the provisions of FASB ASC 740 during the year ended December 31, 2009. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits.

SUPPLEMENTARY INFORMATION

THE ORR GROUP, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:		
Total members' equity	$	158,003
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		158,003
Add:		
Subordinated borrowings in computation of net capital of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		158,003
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment at cost net of accumulated depreciation		18,134
Accounts receivable		7,500
Reimbursable expenses		602
Prepaid expenses		17,349
Total nonallowable assets		43,585
Net capital	$	114,418
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	3,213
Total aggregate indebtedness	$	3,213
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	214
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,214
Ratio: Aggregate indebtedness to net capital		1 TO 36

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	114,757
Audit adjustment to record SIPC payable		(339)
Net capital, as reported on the audited financial statement Schedule 1 - net capital	$	114,418

Exemption Provisions Under Rule 15c3-3

The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).

Rives & Associates, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In planning and performing our audit of the financial statements of The Orr Group, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph.

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control or the practices and procedures referred to, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rivers & Associates, LLP

January 24, 2010

THE ORR GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2009

THE ORR GROUP, LLC

Agreed Upon Procedures
Period Ended December 31, 2009

Rives & Associates, LLP
Certified Public Accountants

To the Officers
The Orr Group, LLC
110 South Stratford Road
Winston-Salem, NC 27104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by The Orr Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating The Orr Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Orr Group, LLC's management is responsible for The Orr Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, from the general ledger, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, amounts were re-footed and compared to the general ledger, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

January 24, 2010

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

The Orr Group, LLC
110 South Stratford Road
Winston-Salem, NC 27104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,060.00

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (420.55)

12-21-2009
Date Paid

C. Assessment balance due 339.45

D. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 339.45

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 339.45

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Orr Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of February, 20 10.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 423,920
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 423,920
2e. General Assessment @ .0025	$ 1,060

(to page 1 but not less than $150 minimum)